FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of:          MARCH 2009

Commission File Number:    000-50422


                                AMADOR GOLD CORP.
--------------------------------------------------------------------------------
             (Exact Name of Registrant, as Specified in its Charter)


   711-675 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6B 1N2
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]             Form 40-F  [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        [_]             No         [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________


--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

Document 1         Notice of Annual General and Special Meeting
Document 2         Information Circular
Document 3         Form of Proxy
Document 4         Financial Statement Request Form

                                                                      DOCUMENT 1


                                                   #711-675 WEST HASTINGS STREET
                                                VANCOUVER, B.C.  CANADA  V6B 1N2
                                                        TELEPHONE:  604-685-2222
                                                              FAX:  604-685-3764
                                                          WWW.AMADORGOLDCORP.COM


          NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON MARCH 31, 2009
--------------------------------------------------------------------------------

TO:      The Shareholders of Amador Gold Corp.

NOTICE IS HEREBY GIVEN THAT the Annual General and Special Meeting (the "Meeting") of the shareholders of AMADOR GOLD CORP. (the "Corporation") will be held in the Boardroom of Suite 711-675 West Hastings Street, Vancouver, British Columbia, V6B 1N2 on Tuesday, MARCH 31, 2009, at 2:00 p.m., for the following purposes:

1. To receive and consider the consolidated audited financial statements of the Corporation for the financial year ended October 31, 2008, together with the report of the auditors thereon.

2. To re-appoint the Corporation's auditors for the ensuing year and to authorize the directors to fix the remuneration of the auditors.

3. To determine the number of directors of the Corporation at six (6) and elect directors of the Corporation for the ensuing year or until their successors have been duly elected or appointed.

4. To consider and, if thought advisable, pass an ordinary resolution that approves the Corporation's 2009 Stock Option Plan.

5. To consider and, if thought advisable, pass an ordinary resolution of the disinterested shareholders of the Corporation to approve the re-pricing of options previously granted to insiders of the Corporation, to an exercise price of $0.10 per share.

6. To transact such other business that may properly come before the Meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting are requested to date, complete, sign and return the enclosed Form of Proxy. A proxy will not be valid unless it is delivered to the Corporation's registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, by any of the following methods: by mail: 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; by fax within North America to 1-866-249-7775 and outside North America to (416) 263-9524; by telephone: 1-866-732-8863; or online: www.investorvote.com not less than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournment thereof. The Corporation's management is soliciting the enclosed Form of Proxy but, as set out in the Notes, you may amend the Form of Proxy if you wish by striking out the names listed and inserting, in the space provided, the name of the person you want to represent you at the meeting. Only Shareholders of record on February 24, 2009 are entitled to receive notice of and vote at the Meeting.

DATED at Vancouver, British Columbia this 24th day of February, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

/S/ RICHARD W. HUGHES
-----------------------------------
Richard W. Hughes,
President & Chief Executive Officer

                                                                      DOCUMENT 2


                                                   #711-675 WEST HASTINGS STREET
                                                VANCOUVER, B.C.  CANADA  V6B 1N2
                                                        TELEPHONE:  604-685-2222
                                                              FAX:  604-685-3764
                                                          WWW.AMADORGOLDCORP.COM



                         MANAGEMENT INFORMATION CIRCULAR
                            (as at February 24, 2009)

                       MANAGEMENT SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY MANAGEMENT OF AMADOR GOLD CORP. (THE "CORPORATION") FOR USE AT THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION (THE "MEETING") TO BE HELD IN THE BOARDROOM AT SUITE 711-675 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, V6B 1N2 ON TUESDAY, MARCH 31, 2009 AT 2:00 P.M. (PACIFIC STANDARD TIME) FOR THE PURPOSES SET FORTH IN THE NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS (THE "NOTICE") ACCOMPANYING THE CIRCULAR.

The solicitation of proxies will be primarily by mail. Proxies may also be solicited personally by directors, officers and regular employees of the Corporation. The cost of solicitation of proxies will be borne by the Corporation.

                      APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy (the "Proxy") are directors and/or officers of the Corporation. A REGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE PERSONS NAMED AS THE PROXY OF THE SHAREHOLDER AND MAY EXERCISE THIS RIGHT EITHER BY INSERTING THAT PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE OTHER NAMES OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. Such shareholder should notify the nominee of his appointment, obtain his consent to act as proxy and instruct him on how the shareholder's shares are to be voted.

A proxy will not be valid for the Meeting or any adjournment thereof unless it is signed by the shareholder4 or by his attorney authorized in writing or, if the shareholder is a corporation, it must be executed under corporate seal or by a duly authorized officer or attorney of such corporation and delivered to the Corporation's registrar and transfer agent, COMPUTERSHARE INVESTOR SERVICES INC., PROXY DEPARTMENT, BY ANY OF THE FOLLOWING METHODS: BY MAIL: 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5J 2Y1; BY FAX WITHIN NORTH AMERICA TO 1-866-249-7775 AND OUTSIDE NORTH AMERICA TO (416) 263-9524; BY TELEPHONE:
1-866-732-8863; OR ONLINE: WWW.INVESTORVOTE.COM not less than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournment thereof.

Proxies given by registered shareholders for use at the Meeting may be revoked at any time before their use. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by depositing an instrument in writing signed by the registered shareholder, or by the registered shareholder's attorney duly authorized in writing, at the registered office of the Corporation, 711-675 West Hastings Street, Vancouver, British Columbia, V6B 1N2 on or before the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chair of the Meeting on the day of the Meeting, or any adjournment thereof.

                        VOTING AND DISCRETION OF PROXIES

The common shares of the Corporation represented by the Proxies solicited by management of the Corporation pursuant to this Circular will be voted or withheld from voting in accordance with the directions contained therein. IF NO DIRECTIONS ARE GIVEN, THE COMMON SHARES WILL BE VOTED FOR THE ELECTION OF MANAGEMENT'S NOMINEES AS DIRECTORS OF THE CORPORATION, AND FOR THE APPOINTMENT OF MANAGEMENT'S NOMINEE AS AUDITORS OF THE CORPORATION AND AUTHORIZING THE DIRECTORS TO FIX THEIR REMUNERATION. THE PROXY CONFERS DISCRETIONARY AUTHORITY ON THE PERSONS NAMED THEREIN IN RESPECT OF AMENDMENTS OR VARIATIONS TO THE MATTERS REFERRED TO IN THE NOTICE AND IN RESPECT OF OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING, OR ANY ADJOURNMENT THEREOF.

As at the date of this Circular, management knows of no such amendments or variations or other matters that may properly come before the Meeting but, if any such amendments, variations or other matters are properly brought before the Meeting, the persons named in the Proxies will vote thereon in accordance with their best judgment.

                               BENEFICIAL HOLDERS

THE INFORMATION SET FORTH IN THIS SECTION IS OF SIGNIFICANT IMPORTANCE TO MANY SHAREHOLDERS, AS A SUBSTANTIAL NUMBER OF SHAREHOLDERS DO NOT HOLD SHARES IN THEIR OWN NAME. Shareholders who do not hold shares in their own name (referred to in this Information Circular as "BENEFICIAL SHAREHOLDERS") should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In Canada, the majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). In the United States, the clearing agency is Cede & Co., which acts as nominee for many U.S. brokerage firms. Shares held by brokers or their agents or nominees can only be voted upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries, brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered Shareholders by the Corporation. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) on how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions. Inc ("BROADRIDGE"). Broadridge typically prepares a machine-readable voting instruction form which is mailed to Beneficial Shareholders with a request that the Beneficial Shareholders return the forms to Broadridge or otherwise communicate voting instructions to Broadridge (i.e. by way of the Internet or telephone). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A BENEFICIAL SHAREHOLDER RECEIVING A BROADRIDGE VOTING INSTRUCTION FORM CANNOT USE THAT FORM TO VOTE COMMON SHARES DIRECTLY AT THE MEETING - THE VOTING INSTRUCTION FORM MUST BE RETURNED TO BROADRIDGE OR VOTING INSTRUCTIONS COMMUNICATED TO BROADRIDGE WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE COMMON SHARES VOTED.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. BENEFICIAL SHAREHOLDERS WHO WISH TO ATTEND THE MEETING AND INDIRECTLY VOTE THEIR COMMON SHARES AS PROXYHOLDER FOR THE REGISTERED SHAREHOLDER SHOULD CONTACT THEIR BROKER OR OTHER INTERMEDIARY, WELL IN ADVANCE OF THE MEETING.

                                  VOTING SHARES

The record date for the determination of shareholders entitled to receive notice of and vote at the Meeting has been fixed as FEBRUARY 24, 2009. The affirmative vote of a majority of the votes cast at the Meeting is required for approval of each matter set forth in this Circular.

To the knowledge of the directors and executive officers of the Corporation, there are no persons who BENEFICIALLY own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation.


COMMON SHARES

The authorized capital of the Corporation consists of an unlimited number of common shares without par value. As at February 24, 2009, 176,899,115 common shares are issued and outstanding.

Each common share of the Corporation carries the right to one vote, and all common shares may be voted at the Meeting.

                              ELECTION OF DIRECTORS

The directors of the Corporation are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are appointed. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the six (6) nominees listed herein.

THE MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT, PRIOR TO THE MEETING, ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

--------------------------------- ---------------------------------------------------- --------------------- ------------------
                                                                                                             NUMBER OF COMMON
 NAME, COUNTRY OF RESIDENCE AND       PRINCIPAL OCCUPATION AND, IF NOT AT PRESENT       PERIOD FROM WHICH         SHARES
      PRESENT POSITION WITH             AN ELECTED DIRECTOR, OCCUPATION DURING           NOMINEE HAS BEEN      BENEFICIALLY
         CORPORATION (1)                          THE PAST FIVE YEARS                        DIRECTOR            OWNED (2)
--------------------------------- ---------------------------------------------------- --------------------- ------------------
RICHARD W. HUGHES                 Chairman, President & Director of various mining,    December 19, 2002         14,482,000 (4)
British Columbia, Canada          exploration and development companies
PRESIDENT, CHIEF EXECUTIVE
OFFICER & DIRECTOR
--------------------------------- ---------------------------------------------------- --------------------- ------------------
ALAN D. CAMPBELL (3)              Consultant advising public companies on corporate    May 11, 2005                 550,000
British Columbia, Canada          finance and shareholder communication issues and
CHIEF FINANCIAL OFFICER &         director and office of other mining, exploration
DIRECTOR                          and development companies
--------------------------------- ---------------------------------------------------- --------------------- ------------------
LYNN W. EVOY (3)                  Retired Captain, Canadian Airlines International;    August 1, 2000               284,500
British Columbia, Canada          served as president, director and secretary for
DIRECTOR                          numerous companies trading on various stock
                                  exchanges, since 1980
--------------------------------- ---------------------------------------------------- --------------------- ------------------
JOHN KEATING                      President and CEO & Director of various mining,      May 11, 2005                 308,000
Ontario, Canada                   exploration and development companies
VICE-PRESIDENT, EXPLORATIONS &
DIRECTOR
--------------------------------- ---------------------------------------------------- --------------------- ------------------
JAMES M. MCDONALD (3)             Chief Executive of Kootenay Gold Inc., President     May 11, 2005                 100,000
Alberta, Canada                   of Makwa Exploration Ltd., a private geological
DIRECTOR                          consulting company and director of several public
                                  companies
--------------------------------- ---------------------------------------------------- --------------------- ------------------
JOSEPH MONTGOMERY                 Consulting Geologist and Director of various         September 19, 2005            87,500
British Columbia, Canada          mining, exploration and development companies
DIRECTOR
--------------------------------- ---------------------------------------------------- --------------------- ------------------

Notes:
(1) The information as to country of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.
(2) The information as to shares beneficially owned directly or indirectly or over which a director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.
(3)    Member of the audit committee.
(4) Of these shares, a total of 5,642,000 shares are registered in the name of Hastings Management Corp., a private company wholly-owned by Mr. Hughes.

The Corporation does not have an Executive Committee of its Board of Directors.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Other than as disclosed herein, no proposed director:

(a) is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director of executive officer of any company (including the Corporation) that, while that person was acting in that capacity:

         (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

         (ii) was subject to an event that resulted, after the director ceased to be a director or executive officer in the company being subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

         (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Richard Hughes, the President of the Issuer, was a director of Daren Industries Ltd. from November 1998 to May 2002. Joseph Montgomery, a director of the Issuer, was a director of Daren Industries Ltd. from June 1993 to present. On May 1, 2002, Daren Industries Ltd. was placed into receivership, with a receiver-manager having been appointed pursuant to the terms of loan, supply and security agreements dated July 19, 2000 and a general security agreement dated July 25, 2000. Alan D. Campbell made an assignment in bankruptcy on June 6, 2000 and was discharged on March 7, 2001.

               APPOINTMENT OF AUDITOR AND REMUNERATION OF AUDITOR

Management of the Corporation proposes to nominate MORGAN & COMPANY, Chartered Accountants, Vancouver, British Columbia as auditors of the Corporation to hold office until the next Annual General Meeting of Shareholders, at a remuneration to be fixed by the directors.

Morgan & Company, Chartered Accountants, has acted as the Corporation's auditors since May 11, 2005.

                             EXECUTIVE COMPENSATION

INTERPRETATION

The following definitions are set out in Form 51-102F6 of the National Instrument 51-102 of the Canadian Securities Administrators:

o "Chief Executive Officer" or "CEO" means each individual who served as chief executive officer of the Corporation or acted in a similar capacity during the most recently completed financial year;

o "Chief Financial Officer" or "CFO" means each individual who served as chief financial officer of the Corporation or acted in a similar capacity during the most recently completed financial year; and

o        "Named Executive Officers" or "NEOs" means the following individuals:

         (a)      each CEO;

         (b)      each CFO;

         (c) each of the Corporation's three most highly compensated executive officers, other than the CEO and CFO who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

         (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year-end.

SUMMARY COMPENSATION TABLE

As at October 31, 2008, the end of the Corporation's most recently completed financial year, there were two Named Executive Officers of the Corporation, whose names and positions held within the Corporation are set out in the summary compensation table below.

The compensation for the Named Executive Officers for the Corporation's three most recently completed financial years is as set out below:

                                                                                     LONG-TERM COMPENSATION
                                                                          -------------------------------------------
                                              ANNUAL COMPENSATION                      AWARDS               PAYOUTS
                                      ----------------------------------- ------------------------------- -----------
                                                                                             RESTRICTED
                                                                             SECURITIES      SHARES OR                 ALL OTHER
                                                           OTHER ANNUAL    UNDER OPTIONS/    RESTRICTED     LTIP        COMPEN-
         NAME AND                      SALARY     BONUS    COMPENSATION   SARS GRANTED (1)  SHARE UNITS    PAYOUTS      SATION
    PRINCIPAL POSITION       YEAR        ($)       ($)          ($)             (#)             ($)          ($)         ($)
--------------------------- --------- ---------- --------- -------------- ----------------- ------------- ----------- -----------
Richard W. Hughes  (2)      2008         Nil       Nil        $83,000       710,000/Nil         Nil          Nil         Nil
(PRESIDENT AND CHIEF        2007         Nil       Nil        $78,000       400,000/Nil         Nil          Nil         Nil
EXECUTIVE OFFICER)          2006         Nil       Nil        $78,000      1,708,000/Nil        Nil          Nil         Nil
--------------------------- --------- ---------- --------- -------------- ----------------- ------------- ----------- -----------
Alan D. Campbell (3)        2008         Nil       Nil        $50,600       485,000/Nil         Nil          Nil         Nil
(CHIEF FINANCIAL OFFICER)   2007         Nil       Nil        $42,000       205,000/Nil         Nil          Nil         Nil
                            2006         Nil       Nil        $30,000       320,000/Nil         Nil          Nil         Nil
--------------------------- --------- ---------- --------- -------------- ----------------- ------------- ----------- -----------

Notes:
(1) Figures represent options granted during a particular year. See "Aggregate Option" table for the aggregate number of options outstanding at year end. SARs refers to Stock Appreciation Rights;
(2) Richard W. Hughes was appointed as President and Chief Executive Officer of the Corporation on May 11, 2005;
(3) Alan Campbell was appointed Chief Financial Officer of the Corporation on May 11, 2005;

LONG-TERM INCENTIVE PLAN AWARDS

Long term incentive plan awards ("LTIP") means "a plan providing compensation intended to motivate performance over a period greater than one financial year". LTIP awards do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale. No LTIP awards were made to the Named Executive Officers during the most recently completed financial year.

OPTIONS AND STOCK APPRECIATION RIGHTS (SARS)

STOCK OPTIONS

The Corporation has a formal Stock Option Plan, previously approved by the shareholders of the Corporation. During the fiscal year ended October 31, 2008, the following stock options were granted to the Named Executive Officers:


                                                                                   MARKET VALUE OF
                            SECURITIES                                                SECURITIES
                              UNDER         % OF TOTAL OPTIONS/                       UNDERLYING
                           OPTIONS/SARS     SARS GRANTED TO ALL    EXERCISE OR      OPTIONS ON THE
         NAME                GRANTED         EMPLOYEES IN THE       BASE PRICE      DATE OF GRANT
         NAME                 (#)(1)          FINANCIAL YEAR       ($/SECURITY)      ($/SECURITY)        EXPIRATION DATE
------------------------ ----------------- ---------------------- --------------- ------------------- ----------------------
Richard W. Hughes
(PRESIDENT & CEO)                 710,000          17.8%              $0.22             $0.22            April 30, 2013
------------------------ ----------------- ---------------------- --------------- ------------------- ----------------------
Alan Campbell
(CHIEF FINANCIAL                  485,000          12.2%              $0.22             $0.22            April 30, 2013
OFFICER)
------------------------ ----------------- ---------------------- --------------- ------------------- ----------------------

(1)    These options are for a term of five years.

AGGREGATED OPTIONS/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/SAR VALUES

The following table sets forth details of all exercises of stock options during the financial year ended October 31, 2008 by the Named Executive Officers and the financial year-end value of unexercised options on an aggregate basis:

                                                                                                       VALUE OF
                                                                                                      UNEXERCISED
                                                                               UNEXERCISED           IN-THE-MONEY
                                                                             OPTIONS/SARS AT       OPTIONS/SARS AT
                                                                             OCTOBER 31, 2008    OCTOBER 31, 2008 (1)
                          SECURITIES ACQUIRED ON       AGGREGATE VALUE         EXERCISABLE/          EXERCISABLE/
                                 EXERCISE                  REALIZED           UNEXERCISABLE         UNEXERCISABLE
       NAME                        (#)                       ($)                    #                      $
---------------------- ----------------------------- --------------------- ------------------- ---------------------
Richard W. Hughes                147,000                   $18,500          2,888,000/Nil (2)           Nil/Nil
---------------------- ----------------------------- --------------------- ------------------- ---------------------
Alan D. Campbell                   Nil                       N/A            1,260,000/Nil (3)           Nil/Nil
---------------------- ----------------------------- --------------------- ------------------- ---------------------


(1) Value using the closing price of common shares of the Corporation on the TSX Venture Exchange on October 31, 2008 of $0.065, less the exercise price of the stock options.

(2) Incentive stock options for an aggregate of 2,818,000 common shares, of which (i) 70,000 were granted on January 6, 2004 exercisable on or before January 5, 2009 at an exercise price of $0.20 per share; (ii) 883,000 were granted on November 18, 2005 exercisable on or before November 17, 2010 at an exercise price of $0.10 per share; (iii) 175,000 were granted on February 2, 2006 exercisable on or before February 1, 2011 at an exercise price of $0.20 per share; (iv) 650,000 were granted on July 6, 2006 exercisable on or before July 5, 2011 at an exercise price of $0.15 per share; (v) 400,000 were granted on April 19, 2007 exercisable on or before April 18, 2012 at an exercise price of $0.12 per share; and 710,000 were granted on May 1, 2008 exercisable on or before April 30, 2013 at an exercise price of $0.22 per share. NOTE: SUBSEQUENT TO YEAR END, THE OPTIONS THAT EXPIRED ON JANUARY 5, 2009 WERE NOT EXERCISED.

(3) Incentive stock options for an aggregate of 1,260,000 common shares, of which (i) 250,000 were granted on July 28, 2005 exercisable on or before July 28, 2010 at an exercise price of $0.10 per share and (ii) 50,000 were granted on November 18, 2005 exercisable on or before November 17, 2010 at an exercise price of $0.10 per share; (iii) 70,000 were granted on February 2, 2006 exercisable on or before February 1, 2011 at an exercise price of $0.20 per share; (iv) 200,000 were granted on July 6, 2006 exercisable on or before July 5, 2011 at an exercise price of $0.15 per share; 205,000 were granted on April 19, 2007 exercisable on or before April 18, 2012 at an exercise price of $0.12 per share; and 485,000 were granted on May 1, 2008 exercisable on or before April 30, 2012 at an exercise price of $0.22 per share.

PENSION PLANS

The Corporation does not provide retirement benefits for directors or executive officers.

TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITY AND EMPLOYMENT CONTRACTS

There are no employment contracts between the Corporation and the Named Executive Officers, except as referred to under the heading "Management Contracts" below.

The Corporation has no plans or arrangements in respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of the executive officers' employment with the Corporation or from a change of control of the Corporation or a change in the executive officers' responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

COMPENSATION OF DIRECTORS

There are no arrangements under which directors were compensated by the Corporation during the most recently completed financial year for their services in their capacity as directors, other than as set forth. Compensation paid to Richard Hughes and Alan Campbell for the year ended October 31, 2008 is set out above under the heading "Summary Compensation Table".

Compensation  payable  to Richard W.  Hughes and Alan D.  Campbell  for the year
ended  October  31,  2008  is  set  out  above  under  the  heading   "Executive
Compensation".

The following table sets forth compensation awarded or paid to, or earned by, the other directors of the Corporation in all capacities for services provided to the Corporation during the year ended October 31, 2008:

-------------------------- ------------------- ------------------------ ------------------- ------------------------
                                               NUMBER OF SHARES UNDER                             EXPIRATION
    NAME OF DIRECTOR       COMPENSATION PAID          OPTION(1)           EXERCISE PRICE            DATE(S)
-------------------------- ------------------- ------------------------ ------------------- ------------------------
      Lynn W. Evoy             $12,000                 353,000                $0.20          140,000 - Jan. 5/09 (2)
                                                                              $0.10           13,000 - Nov. 17/10
                                                                              $0.15           50,000 - July 5/11
                                                                              $0.12           50,000 - April 18/12
                                                                              $0.22          100,000 - April 30/13
-------------------------- ------------------- ------------------------ ------------------- ------------------------
      John Keating             $41,000                1,035,000               $0.10          325,000 - July 28/10
                                                                              $0.20           50,000 - Feb. 1/11
                                                                              $0.15           50,000 - July 5/11
                                                                              $0.12          125,000 - April 18/12
                                                                              $0.22          485,000 - April 30/13
-------------------------- ------------------- ------------------------ ------------------- ------------------------
     James McDonald            $12,000                 390,000                $0.10          200,000 - July 28/10
                                                                              $0.20           20,000 - Feb. 1/11
                                                                              $0.15           20,000 - July 5/11
                                                                              $0.12           50,000 - April 18/12
                                                                              $0.22          100,000 - April 30/13
-------------------------- ------------------- ------------------------ ------------------- ------------------------
    Joseph Montgomery               $0                 270,000                $0.10          100,000 - Nov. 17/10
                                                                              $0.15           20,000 - July 5/11
                                                                              $0.12           50,000 - April 18/12
                                                                              $0.22          100,000 - April 30/13
-------------------------- ------------------- ------------------------ ------------------- ------------------------

Notes:

(1) These options are for a term of five years; (2) These options were not exercised.

The following table sets forth details of all exercises of stock options during the financial year ended October 31, 2008 by the other directors of the Corporation and the financial year-end value of unexercised options on an aggregate basis:

                                                                                              VALUE OF
                                                                                            UNEXERCISED
                                                                       UNEXERCISED          IN-THE-MONEY
                                                                     OPTIONS/SARS AT      OPTIONS/SARS AT
                                                                     OCTOBER 31, 2008     OCTOBER 31, 2008
                       SECURITIES ACQUIRED ON     AGGREGATE VALUE      EXERCISABLE/       (1) EXERCISABLE/
                              EXERCISE                REALIZED        UNEXERCISABLE        UNEXERCISABLE
        NAME                    (#)                     ($)                 #                    $
--------------------- ------------------------- ------------------- ------------------- ---------------------
 Lynn W. Evoy                 62,000                 $11,780           353,000/Nil (2)        Nil/Nil
--------------------- ------------------------- ------------------- ------------------- ---------------------
 John Keating                  Nil                     N/A           1,035,000/Nil (3)        Nil/Nil
--------------------- ------------------------- ------------------- ------------------- ---------------------
 James McDonald                Nil                     N/A             390,000/Nil (4)        Nil/Nil
--------------------- ------------------------- ------------------- ------------------- ---------------------
 Joseph Montgomery             Nil                     N/A             270,000/Nil (5)        Nil/Nil
--------------------- ------------------------- ------------------- ------------------- ---------------------

(1) Value using the closing price of common shares of the Corporation on the TSX Venture Exchange on October 31, 2008 of $0.065 less the exercise price of the stock options.

(2) Incentive stock options for an aggregate of 353,000 common shares, of which (i) 140,000 were granted on January 6, 2004 exercisable on or before January 5, 2009 at an exercise price of $0.20 per share; (ii)
       13,000 were granted on November 18, 2005 exercisable on or before November 17, 2010 at an exercise price of $0.10 per share; (iii) 50,000 were granted on July 6, 2006 exercisable on or before July 5, 2011 at an exercise price of $0.15 per share; (iv) 50,000 were granted on April 19, 2007 exercisable on or before April 18, 2012 at an exercise price of $0.12 per share; and (v) 100,000 were granted on May 1, 2008 exercisable on or before April 30, 2013 at an exercise price of $0.22 per share.
       NOTE: SUBSEQUENT TO YEAR END, THE OPTIONS THAT EXPIRED ON JANUARY 5, 2009 WERE NOT EXERCISED.

(3) Incentive stock options for an aggregate of 1,035,000 common shares, of which (i) 325,000 were granted on July 28, 2005 exercisable on or before July 28, 2010 at an exercise price of $0.10 per share; (ii) 50,000 were granted on February 2, 2006 exercisable on or before February 1, 2011 at an exercise price of $0.20 per share; (iii) 50,000 were granted on July 6, 2006 exercisable on or before July 5, 2011 at an exercise price of $0.15 per share; (iv) 125,000 were granted on April 19, 2007 exercisable on or before April 18, 2012 at an exercise price of $0.12 per share; and
       (v) 485,000 were granted on May 1, 2008 exercisable on or before April 30, 2013 at an exercise price of $0.22 per share.

(4) Incentive stock options for an aggregate of 290,000, of which (i) 200,000 were granted on July 28, 2005 exercisable on or before July 28, 2010 at an exercise price of $0.10 per share; (ii) 20,000 were granted on February 2, 2006 exercisable on or before February 1, 2011 at an exercise price of $0.20 per share; (iii) 20,000 were granted on July 6, 2006 exercisable on or before July 5, 2011 at an exercise price of $0.15 per share; and (iv) 50,000 were granted on April 19, 2007 exercisable on or before April 18, 2012 at an exercise price of $0.12 per share; and (v) 100,000 were granted on May 1, 2008 exercisable on or before April 30, 2013 at an exercise price of $0.22 per share..

(5) Incentive stock options for an aggregate of 170,000, of which (i) 100,000 were granted on November 18, 2006 exercisable on or before November 17, 2011 at an exercise price of $0.10 per share; (ii) 20,000 were granted on July 6, 2006 exercisable on or before July 5, 2011 at an exercise price of $0.15 per share; and (iii) 50,000 were granted on April 19, 2007 exercisable on or before April 18, 2012 at an exercise price of $0.12 per share; and (iv) 100,000 were granted on May 1, 2008 exercisable on or before April 30, 2013 at an exercise price of $0.22 per share.

MANAGEMENT CONTRACTS

HASTINGS MANAGEMENT CORP.

Hastings Management Corp. ("HMC"), a company wholly owned by Richard W. Hughes, a director and officer of the Corporation, was paid $520,000 for the year ended October 31, 2008, pursuant to administrative services provided to the Corporation including supervising and administering the financial requirements of the Corporation's business, communication with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public; providing access to secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with executive offices. HMC receives a monthly management fee of $35,000, a maximum monthly fee of $45,000 in higher activity periods, and a reimbursement of actual out-of-pocket costs plus 5% for administrative overhead.

                      EQUITY COMPENSATION PLAN INFORMATION

The following table sets out those securities of the Corporation which have been authorized for issuance under equity compensation plans:

                                                                                              NUMBER OF SECURITIES
                                                                                            REMAINING AVAILABLE FOR
                                  NUMBER OF SECURITIES                                       FUTURE ISSUANCE UNDER
                                    TO BE ISSUED UPON                                      EQUITY COMPENSATION PLANS
                                       EXERCISE OF           WEIGHTED-AVERAGE EXERCISE       (EXCLUDING SECURITIES
         PLAN CATEGORY             OUTSTANDING OPTIONS     PRICE OF OUTSTANDING OPTIONS     REFLECTED IN COLUMN [a])
                                           (a)                          (b)                           (c)
-------------------------------- ------------------------ -------------------------------- ---------------------------
Equity compensation plans
approved by the securityholders        11,918,000                   $0.17 share                  7,142,938 (1)
-------------------------------- ------------------------ -------------------------------- ---------------------------
Equity compensation plans not
approved by the securityholders            N/A                          N/A                           N/A
-------------------------------- ------------------------ -------------------------------- ---------------------------
Total                                  11,918,000                       N/A                        7,142,938
-------------------------------- ------------------------ -------------------------------- ---------------------------

Note:

(1)    As at January 30, 2009

                  INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the current or former directors, executive officers, employees of the Corporation or the proposed nominees for election to the Board of Directors, nor any associate and affiliate of such persons, are or have been indebted to the Corporation since the beginning of the financial year of the Corporation ended October 31, 2008.

              INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as stated herein, no informed person, director, executive officer, nominee for director, any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation, nor any associate or affiliate of such persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transactions or any proposed transactions which has materially affected or would materially affect the Corporation.

PRIVATE PLACEMENTS

In April 2008, the Corporation issued 571,357 units for cash at $0.28 per unit (as part of the first tranche of a non-brokered private placement), each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one common share at an exercise price of $0.30 per share. Of the foregoing, Alan D. Campbell subscribed for 75,000 units and Joe Montgomery subscribed for 37,500 units.

                                 AUDIT COMMITTEE

Pursuant to Section 224(l) of the BUSINESS CORPORATIONS ACT (British Columbia), the policies of the TSX Venture Exchange (the "Exchange") and Multilateral Instrument 52-110 ("MI 52-110") AUDIT COMMITTEES, the Corporation is required to have an Audit Committee comprised of not less than three directors, a majority of whom are not officers, control persons or employees of the Corporation or an affiliate of the Corporation. MI 52-110 requires the Corporation, as a venture issuer, to disclose annually in its information circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor.

The Audit Committee did not meet formally during the financial year ended October 31, 2008. However, the Audit Committee does review the interim financial statements regularly on a quarterly basis and discusses these statements with the Corporation's accountant if necessary. In addition, the interim financial statements are approved by way of an Audit Committee resolution.

AUDIT COMMITTEE CHARTER

MANDATE

The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors (the "Board") in fulfilling its financial oversight responsibilities. The Committee reviews the financial reports and other financial information provided by the Corporation to regulatory authorities and its shareholders and reviews the Corporation's systems of internal controls regarding finance and accounting including its auditing, accounting and financial reporting processes. The Committee's primary duties and responsibilities are to:

o        Serve  as  an   independent   and   objective   party  to  monitor  the
         Corporation's financial reporting and internal control system and review the Corporation's financial statements;

o Review and appraise the performance of the Corporation's external auditors;

o Provide an open avenue of communication among the Corporation's auditors, financial and senior management and the Board of Directors.

COMPOSITION

The Committee is comprised of three directors as determined by the Board of Directors, the majority of whom are free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of their independent judgment as a member of the Committee. At least one member of the Committee should have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Audit Committee Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Corporation's financial statements.

The members of the Committee are elected by the Board of Directors at its first meeting following the annual shareholders' meeting and may be removed by the Board in its discretion. Unless a Chair is elected by the Board, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

MEETINGS

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer of the Corporation and the external auditors in separate sessions.

RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Committee shall:

DOCUMENTS/REPORTS REVIEW

(a)   Review and update the Charter annually;

(b) Review the Corporation's financial statements, MD&A and any annual and interim earnings, press releases before the Corporation publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

EXTERNAL AUDITORS

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Corporation;

(b)   Recommend  to  the  Board  the  selection  and,  where   applicable,   the
      replacement of the external auditors nominated annually for shareholder approval;

(c) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements;

(d) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Corporation's external auditors;

Provided pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee.

FINANCIAL REPORTING PROCESSES

(a) In consultation with the external auditors, review with management the integrity of the Corporation's financial reporting process, both internal and external.

(b)   Consider  the  external   auditors'   judgments   about  the  quality  and
      appropriateness of the Corporation's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Corporation's auditing and accounting principles and practices as suggested by the external auditors and management.

(d)   Following   completion  of  the  annual  audit,   review  separately  with
      management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(e) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(f) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(g) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(h)   Review certification process.

(i) Establish a procedure for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

OTHER

(a)   Review any related party transaction.

COMPOSITION OF THE AUDIT COMMITTEE

MI 52-110 provides that a member of an audit committee is "independent" if the member has no direct or indirect material relationship with a company, which could, in the view of the Corporation's board of directors, reasonably interfere with the exercise of the member's independent judgment.

MI 52-110 provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by a company's financial statements.

As of the date of this  Circular,  the  following  are the  members of the Audit
Committee:

---------------------------- ------------------------ --------------------------
Alan Campbell                Not Independent          Financially Literate
---------------------------- ------------------------ --------------------------
Lynn W. Evoy                 Independent              Financially Literate
---------------------------- ------------------------ --------------------------
James McDonald               Independent              Financially Literate
---------------------------- ------------------------ --------------------------

The Corporation is relying on the exemption provided under Section 6.1 of MI 52-110.

RELEVANT EDUCATION AND EXPERIENCE

Each member of the Audit Committee has gained financial literacy through their years of experience serving as directors of several mining and mineral exploration companies and serving on numerous other audit committees. In these positions, each member would be responsible for receiving financial information relating to their company and obtaining an understanding of the balance sheet, income statement and cash flows and how these statements are integral in assessing the financial position of the company and its operating results. Each member has significant understanding of the mineral exploration business which the Corporation engages in and has an appreciation for the relevant accounting principles for that business.

AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Corporation's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Corporation's Board of Directors.

RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Corporation's most recently completed financial year has the Corporation relied on the exemption in Section 2.4 of MI 52-110 (DE MINIMIS NONAUDIT SERVICES) or an exemption from MI 52-110, in whole or in part, granted under Part 8 (EXEMPTIONS) of MI 52-110.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described under the heading "Relationship with External Auditor" of the Audit Committee Charter set out in Exhibit 3 to this Circular.

EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The table below sets out all fees billed by the Corporation's external auditor in each of the last two fiscal years. In the table "Audit Fees" are fees billed by the Corporation's external auditor for services provided in auditing the Corporation's financial statements for the fiscal year. "Audit-Related Fees" are fees not included in Audit Fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements. "Tax Fees" are fees billed by the Corporation's external auditors for professional services rendered for tax compliance, tax advice and tax planning. "All Other Fees" are fees billed by the external auditor for products and services not included in the foregoing categories:

--------------------- ----------------- ---------------------- ------------------- -------------------
  FINANCIAL YEAR
      ENDED              AUDIT FEES       AUDIT-RELATED FEES         TAX FEES        ALL OTHER FEES
--------------------- ----------------- ---------------------- ------------------- -------------------
October 31, 2007            $39,220     $  Nil                 $  Nil              $  Nil
--------------------- ----------------- ---------------------- ------------------- -------------------
October 31, 2008            $43,500     $  Nil                 $  Nil              $  Nil
--------------------- ----------------- ---------------------- ------------------- -------------------

EXEMPTION IN SECTION 6.1

The Corporation is a "venture issuer" as defined in MI 52-110 and is relying on the exemption in section 6.1 of MI 52-110 relating to Parts 3 (COMPOSITION OF AUDIT COMMITTEE) and 5 (REPORTING OBLIGATIONS).

                        STATEMENT OF CORPORATE GOVERNANCE

National Instrument 58-101, DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES, requires all companies to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the "Guidelines") adopted in National Policy 58-201. These Guidelines are not prescriptive, but have been used by the Corporation in adopting its corporate governance practices. The Corporation's approach to corporate governance is set out below.

BOARD OF DIRECTORS

The Board currently consists of six (6) directors: Richard Hughes, the Corporation's President and Chief Executive Officer, Alan Campbell, the Corporation's Chief Financial Officer, Lynn Evoy, John Keating, James McDonald and Joseph Montgomery.

The Guidelines suggest that the Board of every listed company should be constituted with a majority of individuals who qualify as "independent" directors. A director is "independent" if the individual has no direct or indirect material relationship with the Corporation which could, in the view of the Corporation's Board, be reasonably expected to interfere with the exercise of a director's independent judgment whether on the Board or a committee of the Board. Notwithstanding the foregoing, an individual who is, or has been within the last three years, an employee or executive officer of the Corporation is considered to have a material relationship with the Corporation. Of the current Board, the following members are independent: John Keating, Lynn Evoy, James McDonald and Joseph Montgomery. The following members are not independent:
Richard Hughes and Alan Campbell as they are executive officers of the Corporation.

DIRECTORSHIPS

In addition to their positions on the Board of the Corporation, the following directors also serve as directors of the following reporting issuers:

------------------------ ----------------------------------------------------------------------------------------------
    NAME OF DIRECTOR                                         REPORTING ISSUER
------------------------ ----------------------------------------------------------------------------------------------
Richard Hughes           Abitibi Mining Corp., Alamos Gold Inc., Chalice Diamond Corp., Fortune River Resources
                         Corp., Genco Resources Ltd., Golden Chalice Resources Inc.; Golden Goliath Resources Ltd.,
                         Gryphon Gold Corporation, Kalahari Resources Inc., Klondike Gold Corp., Klondike Silver
                         Corp., Kootenay Gold Inc., Radiant Resources Inc., Sedex Mining Corp. and Zinccorp Resources
                         Inc.
------------------------ ----------------------------------------------------------------------------------------------
Alan Campbell            Abitibi  Mining Corp.,  Chalice  Diamond  Corp.,  Golden  Chalice  Resources  Inc.,  Kalahari
                         Resources Inc.,  Klondike Gold Corp.,  Klondike Silver Corp.; Sedex Mining Corp. and Zinccorp
                         Resources Inc.
------------------------ ----------------------------------------------------------------------------------------------
Lynn W. Evoy             Abitibi Mining Corp. and Golden Chalice Resources Inc.
------------------------ ----------------------------------------------------------------------------------------------
John Keating             Abitibi Mining Corp.,  Chalice Diamond Corp.,  Golden Chalice Resources Inc.; Klondike Silver
                         Corp. and Zinccorp Resources Inc.
------------------------ ----------------------------------------------------------------------------------------------
James M. McDonald        Alamos Gold Inc., Genco Resources Ltd., Golden Chalice Resources Inc. and Kootenay Gold Inc.
------------------------ ----------------------------------------------------------------------------------------------
Joseph Montgomery        Abitibi Mining Corp.,  Chalice Diamond Corp., Daren Industries Ltd., Golden Chalice Resources
                         Inc.,  Kalahari  Resources  Inc.,  Klondike  Gold Corp.,  Sedex  Mining  Corp.  and  Zinccorp
                         Resources Inc.
------------------------ ----------------------------------------------------------------------------------------------

ORIENTATION AND CONTINUING EDUCATION

The Corporation does not provide a formal orientation and education program for new directors; however, any new directors will be given the opportunity to familiarize themselves with the Corporation, the current directors and members of management. Directors are also encouraged and given the opportunity for continuing education.

ETHICAL BUSINESS CONDUCT

The Board has not, to date, adopted a formal written Code of Business Conduct and Ethics. The current limited size of the Corporation's operations, and the small number of officers and employees, allow the Board to monitor, on an ongoing basis, the activities of management and to ensure that the highest standard of ethical conduct is maintained. As the Corporation grows in size and scope, the Board anticipates that it will formulate and implement a formal Code of Business Conduct and Ethics.

NOMINATION OF DIRECTORS

The Board selects new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and CEO. The Board monitors, but does not formally assess, the performance of individual Board members or committee members or their contributions.

COMPENSATION COMMITTEE

The Board has not, to date, constituted a compensation committee.

OTHER BOARD COMMITTEES

The Corporation has one standing committee, the Audit Committee. Please refer to the "Audit Committee" section.

ASSESSMENTS

The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant. Based on the Corporation's size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process to be inappropriate at this time. The entire Board is responsible for selecting new directors and assessing current directors. A proposed director's credentials are reviewed in advance of a Board meeting by one or more members of the Board prior to the proposed director's nomination.

                     PARTICULARS OF MATTERS TO BE ACTED UPON

CONTINUANCE OF STOCK OPTION PLAN

In accordance with the Exchange's Corporate Finance Policy 4.4 "Incentive Stock Options" (the "Policy"), the directors of the Corporation have adopted the 2009 Stock Option Plan, subject to shareholder and Exchange approval. The Plan complies with the requirements of the Policy for Tier 2 issuers. Under the Plan, a maximum of 10% of the issued and outstanding shares of the Corporation are proposed to be reserved at any time for issuance on the exercise of stock options. As the number of shares reserved for issuance under the Plan increases with the issue of additional shares by the Corporation, the Plan is considered to be a "rolling" stock option plan. A copy of the Plan will be available for review by the shareholders at the Meeting.

PARTICULARS OF THE PLAN

If adopted, the pertinent terms and conditions of the Plan are as follows:

(a) The purpose of the Plan is to encourage common stock ownership in the Corporation by directors, officers, employees and consultants of the Corporation, and to reward those parties for advancing the interests of the Corporation;

(b) The Plan will be administered by the Board of Directors of the Corporation who will have the full authority and sole discretion to grant options under the Plan to any eligible party, including themselves;

(c) The maximum number of shares that may be reserved for issuance under the Plan will be a rolling number not to exceed 10% of the issued and outstanding shares of the Corporation at the time of the stock option grant;

(d) The exercise price of options granted under the Plan will be set by the Board of Directors at the time of grant and will not be less than the Discounted Market Price of the Corporation's shares as set out in the policies of the Exchange;

(e) The full purchase price of common shares purchased under the Plan shall be paid in cash upon the exercise thereof,

(f) Options may be granted under the Plan exercisable over a period not exceeding five years;

(g) Options covering not more than 5% of the issued and outstanding shares of the Corporation may be granted to any one individual in any 12 month period;

(h) No more than 2% of the issued and outstanding shares of the Corporation may be granted to any one "consultant" in any 12 month period and no more than an aggregate of 2% of the issued and outstanding shares of the Corporation may be granted to an employee conducting "investor relations activities" (as such terms are defined in Exchange policies);

(i) Options may only be exercised while the optionee is a director, officer, employee or consultant to the Corporation, or within a period of 90 days after ceasing to be so, or, in the case of an employee conducting investor relations activities, within 30 days after ceasing employment;

(j) Notwithstanding item (i), an optionee's heirs or administrators shall have one year from the death of the optionee in which to exercise any portion of options outstanding at the time of death of the optionee;

(k)   The options shall not be assignable or transferable by an optionee;

(l) The obligation of the Corporation to issue and deliver common shares under the Plan will be subject to any approvals which may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation; and

(m) The Board of Directors may from time to time, subject to regulatory approval, amend or revise the terms of the Plan.

The policies of the Exchange provide that, where a stock option plan, together with any other share compensation arrangements, could result, at any time, in the number of shares reserved for issuance pursuant to the plan exceeding 10% of the issued and outstanding shares of the Corporation, or the issuance within a one-year period of a number of shares exceeding 10% of the issued and outstanding shares of the Corporation, approval of the plan by the Corporation's shareholders is required.

The policies of the Exchange further provide that if a stock option plan, together with any other share compensation arrangements, could result, at any time, in:

(a) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue;

(b) the issuance to insiders, within a one-year period, of a number of shares exceeding 10% of the outstanding issue; or

(c) the issuance to any one optionee, within a one-year period, of a number of shares exceeding 5% of the outstanding issue,

then the stock option plan must be approved by a majority of the votes cast by disinterested shareholders at a shareholders' meeting, being a majority of the votes cast by all shareholders of the meeting excluding shares beneficially owned by insiders to whom options may be granted under the Plan and associates of such persons. As the Plan will not set out any restrictions in respect to issuances to insiders or their associates, the approval of disinterested shareholders is required.

If the Plan is not adopted, options will be granted and amended from time to time, subject to Exchange approval in each instance.

Accordingly, the shareholders of the Corporation will be asked at the Meeting to pass an ordinary resolution, the text of which will be in substantially the form as follows:

      RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

      1. the adoption of the Corporation's 2009 Stock Option Plan (the "Plan") be ratified, confirmed and approved, subject to acceptance by the TSX Venture Exchange;

      2. the Corporation be authorized to grant stock options for up to 10% of the common shares of the Corporation outstanding from time to time pursuant and subject to the terms and conditions of the Plan;

      3. the previous existing stock options granted to directors, officers and other insiders be ratified, confirmed and approved; and that all existing stock options becoming subject to the provisions of the Plan upon adoption by the Corporation;

      4. the Board of Directors of the Corporation be authorized on behalf of the Corporation to make any amendments to the Plan as may be required by regulatory authorities, without further approval of the shareholders of the Corporation, in order to ensure adoption of the Plan;

      5. notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, without further resolution of shareholders, approval is hereby given to the Board of Directors of the Corporation, in their sole discretion, to revoke this resolution at any time and refrain from implementing the Plan; and

      6. any one director or officer of the Corporation be and he is hereby authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to this resolution.

APPROVAL TO AMEND EXERCISE PRICE OF OUTSTANDING STOCK OPTIONS

The recent turmoil in the financial markets has resulted in a decline in the trading price of the Corporation's Common Shares, such that the exercise price of certain outstanding incentive stock options granted pursuant to the Plan are now out-of-the-money. To ensure that stock options remain an integral component of the compensation paid to Management and Directors of the Corporation, the Board intends to amend the exercise price of certain outstanding stock options. Application must be made to the Exchange for acceptance of amendments to the terms of outstanding stock options and pursuant to Exchange policy, Insiders cannot exercise outstanding stock options at an amended exercise price until such amendment is approved by disinterested shareholders. The Plan also requires that disinterested shareholders approve an amendment to the exercise price of stock options granted to Insiders. Accordingly, the shareholders of the Corporation will be asked at the Meeting to pass an ordinary resolution, the text of which will be in substantially the form as follows:

      RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

      1. subject to approval of the TSX Venture Exchange, the Corporation is authorized to reduce the exercise price of outstanding stock options granted to Insiders of the Corporation, which expire from February 1, 2011 through April 30, 2013 (currently priced between $0.12 and $0.22 per share) to $0.10 per share; and

      2. the Directors of the Corporation may not act upon this resolution, defer or delay any action contemplated in this resolution or revoke this resolution before it is acted upon without further approval of the shareholders of the Corporation.

Approval of the ordinary resolution requires the affirmative vote of a majority of the votes cast in respect thereof by Shareholders represented at the Meeting, excluding votes attaching to the Common Shares beneficially owned by the Insiders who hold stock options which are the subject matter of the amendment to the exercise price and their Associates. For the purposes of determining entitlement to vote, an "ASSOCIATE" means: (a) an Issuer of which the Insider beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to all outstanding. THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY, UNLESS INSTRUCTED OTHERWISE, INTEND TO VOTE FOR THE FOREGOING RESOLUTION.

                                  OTHER MATTERS

Management of the Corporation knows of no other matters to come before the meeting other than those referred to in the Notice. The shares represented by the Proxy solicited hereby will be voted in accordance with the best judgment of the persons voting the Proxy on such other business as may properly be transacted at the Meeting or at any adjournment thereof. MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING SHALL BE ANY MATTER NOT EFFECTING A CHANGE TO THE ARTICLES OR MEMORANDUM OF THE CORPORATION, NOT EFFECTING A CHANGE IN CONTROL OF THE CORPORATION, OR NOT DISPOSING OF ALL OR SUBSTANTIALLY ALL OF THE ASSETS OF THE CORPORATION.

                             ADDITIONAL INFORMATION

Additional information concerning the Corporation can be found on SEDAR at www.sedar.com and on the Corporation's website at www.amadorgoldcorp.com.

--------------------------------------------------------------------------------
Financial information relating to the Corporation is provided in the Corporation's audited financial statements and the management discussion and analysis ("MD&A") for the year ended October 31, 2008. Shareholders may download the financial statements and MD&A from SEDAR (www.sedar.com) or contact the Corporation directly to request copies of the financial statements and MD&A by:
(i) mail to 711-675 West Hastings Street, Vancouver, B.C., V6B 1N2; or (ii) fax to 604-685-3764. Additional financial information concerning the Corporation may be obtained by any shareholder free of charge by contacting the Corporation at 604-685-2222.
--------------------------------------------------------------------------------

CERTIFICATE FOR ALBERTA SHREHOLDERS

The foregoing contains no untrue statements of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

The Corporation is a reporting issuer in Alberta due to its listing on the TSX Venture Exchange. The following is required by the Securities Rules (Alberta):

IT IS AN OFFENCE UNDER THE SECURITIES ACT (ALBERTA), THE SECURITIES REGULATION (ALBERTA) AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DATED at Vancouver, British Columbia this 24th day of February 2009.



                              BY ORDER OF THE BOARD



/S/ RICHARD W. HUGHES                     /S/ ALAN D. CAMPBELL
-------------------------------------     ------------------------------------
Richard W. Hughes                         Alan D. Campbell
Director, President & Chief Executive     Director and Chief Financial Officer
Officer

                                                                      DOCUMENT 3


AMADOR GOLD CORP.


                                                   SECURITY CLASS

                                                   HOLDER ACCOUNT NUMBER

FORM OF PROXY - ANNUAL GENERAL AND SPECIAL MEETING TO BE HELD ON MARCH 31, 2009

THIS FORM OF PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT.

NOTES TO PROXY

1. EVERY HOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON OR COMPANY OF THEIR CHOICE, WHO NEED NOT BE A HOLDER, TO ATTEND AND ACT ON THEIR BEHALF AT THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF. IF YOU WISH TO APPOINT A PERSON OR COMPANY OTHER THAN THE PERSONS WHOSE NAMES ARE PRINTED HEREIN, PLEASE INSERT THE NAME OF YOUR CHOSEN PROXYHOLDER IN THE SPACE PROVIDED (SEE REVERSE).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. THE SECURITIES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED BY THE HOLDER, HOWEVER, IF SUCH A DIRECTION IS NOT MADE IN RESPECT OF ANY MATTER, THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT.

6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.    This  proxy  should  be  read  in   conjunction   with  the   accompanying
      documentation provided by Management.

         PROXIES SUBMITTED MUST BE RECEIVED BY 2:00 P.M., PACIFIC TIME,
                           ON FRIDAY, MARCH 27, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

TO VOTE USING THE TELEPHONE

o     Call the number listed BELOW from a touch tone telephone.
      1-866-732-VOTE (8683) TOLL FREE

TO VOTE USING THE INTERNET

o     Go to the following web site: www.investorvote.com

IF YOU VOTE BY TELEPHONE OR THE INTERNET, DO NOT MAIL BACK THIS PROXY.

VOTING BY MAIL may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. VOTING BY MAIL OR BY INTERNET are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

TO VOTE BY TELEPHONE OR THE INTERNET, YOU WILL NEED TO PROVIDE YOUR CONTROL NUMBER, HOLDER ACCOUNT NUMBER AND ACCESS NUMBER LISTED BELOW.

CONTROL NUMBER              HOLDER ACCOUNT NUMBER           ACCESS NUMBER

APPOINTMENT OF PROXYHOLDER
I/WE, BEING HOLDER(S) OF AMADOR GOLD CORP. HEREBY APPOINT: RICHARD W. HUGHES, or failing this person, ALAN D. CAMPBELL,

OR  PRINT  THE  NAME  OF  THE   PERSON  YOU  ARE
APPOINTING  IF THIS PERSON IS SOMEONE OTHER THAN
THE MANAGEMENT NOMINEES LISTED HEREIN.               ___________________________

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of AMADOR GOLD CORP. to be held at 711 - 675 West Hastings Street, Vancouver, British Columbia, on March 31 2009 at 2:00 p.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.
                                                                 FOR   Against
1.    NUMBER OF DIRECTORS
To determine the number of Directors at six (6).                 [_}     [_]

2.    ELECTION OF DIRECTORS

                        FOR   Withhold                           FOR   Withhold

01. Richard W. Hughes   [_]     [_]      04. John Keating        [_]     [_]

02. Alan D. Campbell    [_]     [_]      05. James M. McDonald   [_]     [_]

03. Lynn W. Evoy        [_]     [_]      06. Joseph Montgomery   [_]     [_]

                                                                 FOR   Withhold
3.    APPOINTMENT OF AUDITORS
To appoint  Morgan & Company as  Auditors of the                 [_]     [_]
Corporation and authorizing the Directors to fix their remuneration.

                                                                 FOR   Against
4.    STOCK OPTION PLAN
To pass an  ordinary  resolution  to approve the                 [_]     [_]
Corporation's  2009 Stock Option  Plan,  as more
particularly   described  in  the   accompanying
Information Circular.

                                                                 FOR   Against
5.    RE-PRICING OF STOCK OPTIONS
To pass an ordinary  resolution of disinterested                 [_]     [_]
shareholders for the re-pricing of stock options
held by  insiders  of the  Corporation,  as more
particularly   described  in  the   accompanying
Information Circular.

                                                                 FOR   Against
6.    PROXYHOLDER AUTHORITY
To grant the  proxyholder  authority  to vote at                 [_]     [_]
his/her  discretion  on any  other  business  or
amendment   or   variation   to   the   previous
resolutions.

AUTHORIZED SIGNATURE(S) - THIS SECTION MUST BE COMPLETED FOR YOUR INSTRUCTIONS TO BE EXECUTED.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. IF NO VOTING INSTRUCTIONS ARE INDICATED ABOVE, THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT.


SIGNATURE(S)                           DATE


_______________________________        ____________________________
                                                DD/MM/YY

                                                                      DOCUMENT 4


                        FINANCIAL STATEMENT REQUEST FORM

In accordance with the rules of National Instrument 51-102 "Continuous Disclosure Obligations", effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and Management Discussion & Analysis ("MD&A"), the interim financial statements and MD&A, or both. Please complete the form below if you wish to receive the statement(s) this year.

YOU WILL NOT AUTOMATICALLY RECEIVE COPIES OF THE FINANCIAL STATEMENTS(S) UNLESS THIS CARD IS COMPLETED AND RETURNED. COPIES OF ALL PREVIOUSLY ISSUED ANNUAL AND QUARTERLY FINANCIAL STATEMENTS AND RELATED MD&A ARE AVAILABLE TO THE PUBLIC ON THE SEDAR WEBSITE AT WWW.SEDAR.COM.

I, the undersigned, certify that I am the owner of securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements and MD&A for the CURRENT FINANCIAL YEAR.

--------------------------------------------------------------------------------

                                AMADOR GOLD CORP.

--------------------------------------------------------------------------------

PLEASE SELECT ONE OR BOTH OF THE FOLLOWING OPTIONS:
              ------------

_____ ANNUAL FINANCIAL STATEMENTS & MD&A

_____ QUARTERLY FINANCIAL STATEMENTS & MD&A

Name:
         -----------------------------------------------------------------------
Address:
         -----------------------------------------------------------------------
             STREET NAME & NUMBER                          APT. OR SUITE

         -----------------------------------------------------------------------
              CITY         PROVINCE OR STATE      COUNTRY     POSTAL OR ZIP CODE


SIGNATURE: ____________________________________       DATE: ____________________

CUSIP:  02264P101

SCRIP COMPANY CODE: AGDQ

PLEASE RETURN YOUR COMPLETED REQUEST FORM BY MAIL TO:

AMADOR GOLD CORP.
(ATTENTION:  DIANA MARK)
#711 - 675 WEST HASTINGS STREET
VANCOUVER, B.C.  V6B 1N2

OR BY FAX TO:  1-604-685-3764

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  AMADOR GOLD CORP.
                                  (Registrant)


Date:    March 4, 2009            BY:  /S/ BEVERLY J. BULLOCK
                                  ---------------------------------------
                                  Beverly J. Bullock, Corporate Secretary